Filed Pursuant to Rule 433

Registration No. 333-192440

February 25, 2014

Final Term Sheet

4.875% Senior Notes due 2022

Term Sheet

February 25, 2014

Issuer:	TreeHouse Foods, Inc.

Principal Amount:	$400,000,000

Title of Securities:	4.875% Senior Notes due 2022

Ratings:	Moody’s Investors Service, Inc.: Ba2 Standard & Poor’s Ratings Services: BB

Maturity:	March 15, 2022

Offering Price:	100.000%

Coupon:	4.875%

Yield to Maturity:	4.875%

Interest Payment Dates:	Each March 15 and September 15, commencing September 15, 2014

Record Dates:	March 1 and September 1

Optional Redemption:	Make-whole call at T+50 until March 15, 2017. On or after March 15, 2017, at the prices set forth below for the years beginning on the dates set forth below, plus accrued and unpaid interest:

	Year	Price
	2017	103.656%
	2018	102.438%
	2019	101.219%
	2020 and thereafter	100.000%

Equity Clawback:	Up to 35% at 104.875% prior to March 15, 2017

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Wells Fargo Securities, LLC BMO Capital Markets Corp SunTrust Robinson Humphrey, Inc.

Co-Managers:	Barclays Capital Inc. KeyBanc Capital Markets Inc.

Trade Date:	February 25, 2014

Settlement Date:	March 11, 2014 (T+10)

Distribution:	Registered Offering

Net Proceeds:	We estimate that the net proceeds of this offering will be approximately $394 million, after deducting commissions payable to the underwriters.

CUSIP Number:	89469A AB0

ISIN Number:	US89469AAB08

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement including a prospectus and a preliminary prospectus supplement with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling any of the Joint Book-Running Managers at the numbers below, or by emailing BofA Merrill Lynch at dg.prospectus_requests@baml.com:

BofA Merrill Lynch	800-294-1322 (toll free)
J.P. Morgan Securities LLC	866-803-9204 (toll free)
Wells Fargo Securities, LLC	800-326-5897 (toll free)
BMO Capital Markets Corp	800-414-3627 (toll free)
SunTrust Robinson Humphrey, Inc.	404-926-5463 (collect)

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.